UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

QIWI plc

(Name of Subject Company (Issuer))

Otkritie Holding JSC

and

Otkritie Investments Cyprus Limited

(Names of Filing Persons (Offerors))

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

Class B ordinary shares, having a nominal value of EUR 0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number of American Depositary Shares)

Otkritie Holding JSC

2/4 Letnikovskaya Street, 115114

Moscow, Russia

Attention: Alexander Tarabrin

Telephone: +7 (495) 232-03-00

Otkritie Investments Cyprus Limited

Griva Digeni, 105, 1st floor,

Flat/Office 102C,

3101, Limassol, Cyprus

Attention: Kristina Khakhulina

Telephone: +357 25 02 81 52

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott I. Sonnenblick

Linklaters LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$694,239,084	$80,462.31

*         Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated based on 24,794,253 Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to one Class B Share) (the “ADSs”) of QIWI plc (“QIWI”), multiplied by the offer price of $28.00 per Class B Share or ADS. The calculation of the filing fee is based on publicly available information as of June 15, 2017.

**       The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 31, 2016 by multiplying the transaction value by .0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $80,462.31	Filing Party: Otkritie Investments Cyprus Limited
Form or Registration No.: Schedule TO	Date Filed: June 16, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Otkritie Holding JSC, a joint stock company organized under the laws of the Russian Federation (“Parent”) and Otkritie Investments Cyprus Limited, a company organized under the laws of the Republic of Cyprus and an indirect, wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”) with the Securities and Exchange Commission (the “SEC”) on June 16, 2017, as amended by Amendment No. 1 filed on June 30, 2017, and relates to the offer (the “Offer”) by the Offerors to purchase up to 24,794,253 outstanding Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with the Class B Shares, the “Securities”), of QIWI, a company incorporated under the laws of the Republic of Cyprus (such maximum number of Securities the Offerors seek to acquire in the Offer, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 63.85% of the outstanding Securities, based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs), outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F) at a price of $28.00 per Class B Share or ADS, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated June 16, 2017 (the “Offer to Purchase”) and the related Form of Acceptance or Letter of Transmittal, as applicable (together with any amendments or supplements hereto and thereto). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Offer to Purchase. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight New York City time, on Friday, July 14, 2017. The Offer was conditioned on at least 20,286,207 Class B Shares (including Class B shares represented by ADSs) being validly tendered and not properly withdrawn prior to the expiration of the Offer (the “Minimum Condition”). As of the expiration of the Offer, 857,702 Class B Shares and 11,680,554 ADSs had been validly tendered pursuant to the Offer and not properly withdrawn. As a result, the Minimum Condition was not satisfied and the Offerors have terminated the Offer and, accordingly, none of the Class B shares or ADSs tendered were purchased by the Offerors in the Offer. The Offerors have instructed the Receiving Agent to promptly return all previously tendered and not withdrawn Securities to their respective holders.

Given that the Minimum Condition was not satisfied and the Offer has been terminated, the Offerors intend to continue to review their investment in QIWI and may, at any time, acquire additional Securities in the open market or in privately negotiated transactions, with or without prior notice.

On July 17, 2017, the Offerors issued a press release announcing the termination of the Offer. The full text of the press release is attached as Exhibit (a)(5)(i) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(i)	Press Release, dated July 17, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2017

Otkritie Holding JSC

By:	/s/ Alexander Tarabrin
	Name:	Alexander Tarabrin
	Title:	General Counsel

Otkritie Investments Cyprus Limited

By:	/s/ Kristina Khakhulina
	Name:	Kristina Khakhulina
	Title:	Director